November 27, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Advisors’ Inner Circle Fund II (File No. 811-07102)

Ms. Fettig:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to The Advisors’ Inner Circle Fund II (the “Trust”), in a telephone conversation on October 27, 2017. SEI provides the Trust and the Funds (each a “Fund” and collectively the “Funds”) with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds.

The comments provided relate to the Trust’s annual reports as of July 31, 2017, filed on Form N-CSR (the “Reports”) and related filings of the Trust. Comments provided specifically relate to the below Funds (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trust going forward. All Funds are a Series of the Trust.

Advisors’ Inner Circle Fund II	Frost Aggressive Allocation Fund
Advisors’ Inner Circle Fund II	Frost Conservative Allocation Fund
Advisors’ Inner Circle Fund II	Frost Credit Fund
Advisors’ Inner Circle Fund II	Frost Growth Equity Fund
Advisors’ Inner Circle Fund II	Frost Low Duration Bond Fund
Advisors’ Inner Circle Fund II	Frost Mid Cap Equity Fund
Advisors’ Inner Circle Fund II	Frost Moderate Allocation Fund
Advisors’ Inner Circle Fund II	Frost Municipal Bond Fund
Advisors’ Inner Circle Fund II	Frost Total Return Bond Fund
Advisors’ Inner Circle Fund II	Frost Value Equity Fund
Advisors’ Inner Circle Fund II	LM Capital Opportunistic Bond Fund
Advisors’ Inner Circle Fund II	Reaves Utilities and Energy Infrastructure Fund

We have reproduced the substance of your comments below, followed by the Trust’s responses.

©2017 SEI	1

SEC Comment 1

The Frost Natural Resources Fund, the Frost Kempner Treasury and Income Fund, the Frost Kempner Multi-Cap Deep Value Equity Fund, the Frost International Equity Fund, the Frost Cinque Large Cap Buy-Write Equity Fund, and the Champlain Focused Large Cap Value Fund are listed as active in EDGAR, although it appears that the Funds are no longer operational. Please confirm and mark as inactive in EDGAR, if applicable.

Trust Response to Comment 1

The Trust confirms that the listed series are no longer operational and will mark as inactive in EDGAR.

SEC Comment 2

The LM Capital Opportunistic Bond Fund Institutional Class shares outstanding were held by one record shareholder. The staff noted in the principal risk disclosure in the prospectus that it contains no disclosure associated with significant shareholder ownership.

Trust Response to Comment 2

The Fund has expanded its shareholder base and expects to continue to do so and therefore does not believe that disclosure associated with significant shareholder ownership is appropriate.

SEC Comment 3

The Frost Municipal Bond Fund has 57.7% of total net assets invested in Texas. The staff noted in the principal risk disclosure in the prospectus doesn’t discuss the specific risks with investing in Texas.

Trust Response to Comment 3

The Fund will consider adding the requested disclosure during the next annual update.

SEC Comment 4

For the past three years, the Frost Growth Equity Fund and Frost Value Equity Fund have shown significant weighting in the Information Technology, Consumer Discretionary, and Financials sectors. Please consider including specific sector risk disclosure in the prospectus.

Trust Response to Comment 4

The Funds do not believe the requested disclosure is appropriate because they are not sector funds, and the portfolio managers of the Funds have indicated that they select securities based on their value or growth characteristics independent of sector. The portfolio managers of the Funds believe that the sector exposure of the Funds will vary based on the value or growth available in current market conditions, which are subject to change.

SEC Comment 5

The staff noted the exposure to certain asset classes for three of the Frost fixed income funds, in particular, the exposure to Mortgage-Backed Securities (‘MBS”) and Collateralized Loan Obligations (“CLO”) in the Frost Total Return Bond Fund, CLO and Repurchase Agreements (“Repo”) in the Frost Credit Fund and Asset-Backed Securities (“ABS”) in the Frost Low Duration Bond Fund. Please consider adding disclosure in the principal risk section of the prospectus.

Trust Response to Comment 5

The Fund will consider adding the requested disclosure during the next annual update.

SEC Comment 6

Since inception, the Portfolio Turnover Rate for the LM Capital Opportunistic Bond Fund has been minimal (53%, 16%, 26%, & 16%), please consider removing the disclosure in the prospectus on principal risk related to Portfolio Turnover.

Trust Response to Comment 6

The Fund will remove the portfolio turnover principal risk disclosure from its prospectus during its next annual update.

©2017 SEI	2

SEC Comment 7

The Reaves Utilities and Energy Infrastructure Fund has a principal investment strategy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities of domestic and foreign public utilities and energy companies. For purposes of this policy, (a) utilities companies, including those organized as master limited partnerships (“MLPs”), are companies involved to a significant extent in providing infrastructure-related products, services or equipment for: (i) the generation, transmission or distribution of electricity, gas or water; or (ii) telecommunications activities, including broadband and video services (“Utilities” or the “Utilities Industry”); and (b) energy companies, including those organized as MLPs, are companies involved to a significant extent in infrastructure-related activities, such as the discovery, development, production, generation, transmission, refinement, measurement or distribution of energy (“Energy” or the “Energy Industry”). The Fund considers a company to be involved to a significant extent in the Utilities Industry and/or the Energy Industry, as applicable, if at least 50% of its assets, gross income or profits are committed to or derived from the activities described above. The Fund has adopted a policy to concentrate its investments (invest at least 25% of its assets) in companies involved to a significant extent in the Utilities and/or Energy Industries. The Fund may invest in municipal utility companies, including rural electric cooperatives and similar organizations.

Please explain how this fund meets the Names Rule 80% test:

	7/31/2017	1/31/2017	7/31/2016	1/31/2016	7/31/2015
Utilities	37.4	40.1	40	55.6	49.6
Energy	26	28.3	24.5	18.7	15.3
Media	14.6	13.7	9.2	11	12.6
Real Estate	12.1	8.6	9.9	3.8	4.7
Telecommunications Services	6.1	6	7.9	3.8	9.9
Transportation		3.2	4.7	3.5	4.5
Semiconductors and semiconductor equipment			0.8	1.6
Short Term Investments	3.8	0.1	3	2	3.4
	100	100	100	100	100

Please note the staff performed text searches in the prospectus for “media”, “real estate” and “transportation” that resulted in no hits.

Trust Response to Comment 7

Please see below that sets forth the holdings of the Reaves Utilities and Energy Infrastructure Fund that meet the 80% Names Rule test for the Fund.

GICS Sector	Activity	Symbol	7/31/15	1/31/16	7/31/16	1/31/17	7/31/17	10/31/17
Energy			15.3%	18.7%	24.6%	27.8%	25.5%	25.0%
Utilities			49.5%	55.4%	40.1%	39.4%	36.7%	40.8%
Telecommunication			9.9%	3.7%	8.0%	5.9%	6.0%	5.7%
Consumer Discretionary	Broadband	CHTR	2.8%	3.0%	4.5%	5.1%	4.0%	3.5%
Consumer Discretionary	Broadband	CMCSA	2.0%	3.5%	4.7%	5.4%	5.2%	4.8%
Consumer Discretionary	Broadband	LILA	1.0%
Consumer Discretionary	Broadband	LBTYA	2.9%	1.7%			2.2%	0.9%
Consumer Discretionary	Broadband	LILAK						0.9%
Real Estate	Telecom-Tower	AMT	2.7%	3.7%	3.0%	2.6%	3.5%	3.8%
Real Estate	Telecom-Tower	CCI	2.0%		4.0%	3.2%	4.1%	4.5%

			88.1%	89.7%	88.9%	89.4%	87.2%	89.9%

©2017 SEI	3

SEC Comment 8

In a sticker file on March 2, 2017, the Reaves Utilities and Energy Infrastructure Fund comparative sector benchmark changed from the S&P 500 Utilities Index to the S&P Global Infrastructure Index. The staff noted the performance growth chart shows the old index instead of the new one.

Trust Response to Comment 8

The Trust agrees, and going forward, will ensure the performance growth chart shows the correct benchmarks, in accordance with the prospectus or any stickers filed.

SEC Comment 9

Please explain why for the Frost Moderate Allocation Fund the expense ratio for the Institutional Class is higher than the Investor Class which charges distribution fees of 0.25%.

Trust Response to Comment 9

The irregularity in expense ratios for the Frost Moderate Allocation Fund was caused by the timing of large cash outflows in the first six months of the reporting which skewed the average net asset calculation and relative low levels of net assets in the Investor Class compared to the Institutional Class. Going forward, the Trust will footnote any similar occurrences.

SEC Comment 10

Please explain how the expense ratio for the Disclosure of Fund Expenses was calculated for the Frost Moderate Allocation Fund.

Trust Response to Comment 10

There was an irregularity in Disclosure of Fund Expenses six-month expense ratios for the Frost Moderate Allocation Fund which was caused by the additional cash outflows and remaining low levels of net assets in the Investor Class compared to the Institutional Class which skewed the average net asset calculation. Going forward, the Trust will footnote any similar occurrences.

SEC Comment 11

In the Notes to Financial Statements for the Frost Funds, there is specific language about 17a-7 transactions. Please note if there were any during the period, as a quantitative disclosure of the transactions is required.

Trust Response to Comment 11

The Trust agrees, and going forward will ensure the quantitative disclosure related to 17a-7 transactions is present in any Fund that has these transactions.

SEC Comment 12

Since the Frost Funds have a large allocation to Collateralize Loan Obligations (“CLO’s”), the Notes to Financial Statements should include the policy for recognizing any residual income. Additionally, please describe the Fund’s accounting policy for recognizing income from residual CLO positions, including any estimates made for expected maturity (ASC 325-40).

Trust Response to Comment 12

The Trust agrees, and going forward will include the policy for recognizing any residual income in the Notes to Financial Statements.

The trust policy for beneficial interest is to recognize the excess of all cash flows over the attributable to the beneficial interest as interest income over the life of the beneficial interest using the effective yield method. The effective yield is determined based upon the original purchase price and the estimated amount and timing of principal and interest cash flows based on the best estimate of current information and events.

©2017 SEI	4

SEC Comment 13

In Note 2 in the Notes to Financial Statements the reason for transfers between hierarchy levels on page 82 of the Frost Funds annual report should be more specific than “due to changes in the availability of observable inputs”.

Trust Response to Comment 13

The Trust agrees, and going forward, will be more specific in explaining the reason for transfers between levels within the fair value hierarchy.

SEC Comment 14

In the Frost Funds annual report, the disclosure for affiliated transactions should include column totals to facilitate the tie down other statements pursuant to Article 12-14, footnote 4 of Regulation S-X.

Trust Response to Comment 14

As of August 1, 2017, the Trust has fully implemented the amendments to Regulation S-X, which requires all the columns in the affiliated transaction tables to include totals.

SEC Comment 15

In the Reaves Utilities and Energy Infrastructure Fund, Note 5 in the Notes to Financial Statements explains the basis for the adviser recapturing previously waived fees under a voluntary expense waiver agreement.

Trust Response to Comment 15

The Reaves Utilities and Energy Infrastructure Fund has never recaptured previously waived fees. The Adviser has the ability to recapture fees pursuant to a voluntary agreement that is annually disclosed to the board and reflected in the fund’s prospectus disclosure. The Trust will confer with the Adviser regarding whether to terminate the recapture arrangement with the Fund.

SEC Comment 16

In the Schedule of Investments of the LM Capital Opportunistic Bond Fund, please disclose the share class of the money market investment, if applicable.

Trust Response to Comment 16

The Trust agrees, and going forward, will include the share class in the description of money market investments, if applicable.

SEC Comment 17

General comment to all Funds about the disclosure of previously waived expenses: the staff noted that we should confirm and update the disclosure relating to the adviser recapturing previously waived fees. They noted that recapture can only happen if the fund is operating below the expense limitation at the time of waiver and also not being over the current expense limitation.

Trust Response to Comment 17

The Trust agrees, and going forward, will enhance the disclosure to include language stating the recaptured fees will not exceed the expense limitation at the time of the waiver and the current expense limitation.

©2017 SEI	5

Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors

Stephen Connors
Treasurer, Controller and Chief Financial Officer
Advisors’ Inner Circle Fund II

cc:	Michael Beattie Russell Emery Dianne Descoteaux Theresa McNamee Stephen Panner

©2017 SEI	6